# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apogee Therapeutics, Inc., CIK 0001974640
CUSIP: 03770N101
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001104659-23-083070
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Apogee Therapeutics, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 21, 2023, Amendment No. 1 filed on January 31, 2024, Amendment No. 2 filed on April 1, 2024, Amendment No. 3 filed on October 14, 2025, Amendment No. 4 filed on January 22, 2026, Amendment No. 5 filed on March 27, 2026, and Amendment No. 6 filed on June 23, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Consummation of Merger

On September 3, 2026, the merger (the "Merger") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated June 18, 2026, among Andor LLC ("Parent"), a Delaware limited liability company and a wholly owned subsidiary of AbbVie Inc. ("Guarantor"), Andor Merger Co. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Parent, the Company and Guarantor (solely for limited purposes), was consummated. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Common Stock and Non-Voting Common Stock owned by the Reporting Persons immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $135.11 per share in cash, without interest (the "Merger Consideration"). Each stock option owned by the Reporting Persons (whether vested or unvested) immediately prior to the Effective Time was canceled and converted into the right to receive the excess of the Merger Consideration over the exercise price payable per share under such stock option.

Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Company.

In addition, immediately prior to the Effective Time, each of the Company's directors, including Mr. Kiselak, resigned from, and ceased serving on, the Company's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages of this Amendment No. 7 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 7 is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On August 7, 2026, Mr. Harwin exercised 42,208 vested director's stock options for 42,208 shares of Common Stock. Under Mr. Harwin's arrangement with Fairmount Funds Management LLC (the "Adviser"), Mr. Harwin held the options reported herein for one or more investment vehicles managed by the Adviser (each, a "Fairmount Fund"). Mr. Harwin was obligated to turn over to the Adviser any net cash or stock received from the options for the benefit of such Fairmount Fund.

In addition, the information in Item 4 above relating to the Reporting Persons' disposition of Common Stock, Non-Voting Common Stock and options in the Merger is incorporated by reference herein. Under Mr. Kiselak's arrangement with the Adviser, Mr. Kiselak held the options reported herein for one or more Fairmount Funds. Mr. Kiselak was obligated to turn over to the Adviser any net cash or stock received from the options for the benefit of such Fairmount Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to beneficially own greater than 5% of the Common Stock on September 3, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Upon the consummation of the Merger, the Voting Agreement automatically terminated pursuant to its terms and is of no further force or effect.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on October 14, 2025)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (09/03/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/03/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (09/03/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/03/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (09/03/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (09/03/2026)